Exhibit 99.1

Caesarstone Issues Initial Statement in Response to Kibbutz Position Statement

Urges Shareholders to Ensure that the Board Remains Independent of the Kibbutz by Voting in Favor of the Nominees Proposed by the Independent Nominating Committee

Vote the White Proxy Card

November 16, 2015, MP Menashe, Israel. Caesarstone Sdot Yam Ltd. (NASDAQ: CSTE) today issued an initial response to the position statement provided by Kibbutz Sdot-Yam on November 13, 1015 in favor of its resolution to replace two of the board’s nominees with its own hand-picked nominees.

The Company's board of directors rejects the Kibbutz statement position.

The board reiterates its position that the Kibbutz is seeking to regain control of the board.

The board also rejects the groundless statement made by the Kibbutz referencing corporate governance problems at the Company. Until December 2014, the Kibbutz controlled the board of the Company. Starting in December 2014, a majority of board members were independent and an in September 2014 independent nominating committee was formed alongside the Company’s independent audit committee and compensation committee.  Yet, infighting and controversy at the Kibbutz have continued to surround the Company. The Company's management has still achieved consistently strong results throughout the years.

The Kibbutz has stated publicly that it is not looking to replace senior management and its sole concrete proposal is to examine a share repurchase program.  While the board will continue to consider all options to enhance shareholder value, the Company notes that the Kibbutz has a long history of seeking to cause the Company to pay dividends for its own purposes until recently and even after it ceased to control the board. Accordingly, the Board encourages investors to treat with caution the Kibbutz’s statements that returning capital to shareholders is in the best interests of all of the Company’s shareholders.

Caesarstone shareholders are advised that they may receive proxy solicitation materials from the Kibbutz, including a gold colored proxy card (as distinct from the company’s white proxy card). Caesarstone’s board of directors strongly urges shareholders NOT to support any resolution proposed by the Kibbutz for its own director nominees.  Shareholders are urged to support all of the proposals on the Company’s WHITE PROXY CARD OTHER THAN PROPOSAL No. 3.  Shareholders are urged not to sign or return any proxy card or voting instruction form that the Kibbutz may send to them and to discard any and all proxy solicitation materials that they might receive from the Kibbutz or other persons or entities affiliated with the Kibbutz.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Investor Relations Contacts
ICR, Inc.
James Palczynski, +1-203-682-8229
Partner

If shareholders have questions or need assistance in voting their shares for the upcoming meeting, please contact Caesarstone’s proxy solicitor, Morrow & Co.  They can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.